2-28-02

02024803

82-1-13634

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of February 2002

Tomkins PLC
(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Re: Notification of Interests of Directors and Connected Persons dated 27 February 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Tomkins PLC
(Registrant)

Date 5 March 2002

By: [signature]
Name: DENISE PATRICIA BURTON
Title: DEPUTY COMPANY SECRETARY

2

Schedule 11 - Notification of Interests of Directors and Connected Persons

Number of reports in announcement:
1

Company Name:
Tomkins PLC

Full Issuer Name:
Tomkins PLC

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:

Contact Name:
Denise Burton

Tel. No:
020-8871-4544

Announcement Given To Third Parties:

Amendment:
No

Headline:
Directors Shareholding(s)

Schedule 11 - Notification of interests of Directors and Connected Persons

1 Name of company:
Tomkins PLC

2 Name of director:
James Nicol

3 Please state whether notification indicates that it is in respect of

Checked

27/2/02

holding of the director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non- beneficial interest:
As (2) above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):
As (2) above

5 Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s):
Not applicable

6 Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:
Market purchases of shares

7 Number of shares/amount of stock acquired:
169,600 shares

8 Percentage of issued class:
0.02199%

9 Number of shares/amount of stock disposed:
Not applicable

10 Percentage of issued class:
Not applicable

11 Class of security:
Ordinary shares of 5p each

12 Price per share:
59,600 @ 224.88p; 110,000 @ 226.13p.

13 Date of transaction:
21 and 22 February 2002

14 Date company informed:
27 February 2002

15 Total holding following this notification:
900,000 (held in the form of 799,600 Ordinary shares and 25,100 ADRs)

16 Total percentage holding of issued class following this notification:
0.11669%

If a director has been granted options by the company, please complete the following fields:

17 Date of grant:

18 Period during which or date on which exercisable:

XLV

19 Total amount paid (if any) for grant of the option: /

20 Description of shares or debentures involved: class, number: /

21 Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise: /

22 Total number of shares or debentures over which options held following this notification: /

23 Contact name for queries:
Denise Burton /

24 Contact telephone number:
020-8871-4544 /

25 Name of company official responsible for making notification:
Denise Burton
Deputy Company Secretary/

Additional Information:

NNNN

DW